Inergy Midstream, L.P.

NRGM Finance Corp.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

September 4, 2013

VIA EDGAR AND OVERNIGHT MAIL

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Inergy Midstream, L.P.
Registration Statement on Form S-4
Filed September 4, 2013
File No. 333-

Dear Mr. Owings:

This letter supplements the Registration Statement on Form S-4 of Inergy Midstream, L.P., a Delaware limited partnership (“Inergy Midstream”), NRGM Finance Corp., a Delaware corporation (“Finance Corp” and together with Inergy Midstream, the “Issuers”) with respect to an offer to exchange (the “Exchange Offer”) up to $500 million of the Issuers’ 6% Senior Notes due 2020 (the “Old Notes”), which were originally issued on December 7, 2012 pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) for new notes with terms materially identical to the Old Notes but which have been registered under the Securities Act (the “New Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Old Notes. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Issuers hereby confirm and represent as follows:

1. The Issuers are registering the Exchange Offer in reliance on position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (collectively, the “No Action Letters”).

2. The Issuers have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Old Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

3. Neither of the Issuers nor any affiliate of the Issuers has entered into any arrangement or understanding with any broker-dealer to distribute the New Notes.

4. The Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

5. The Issuers will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact Ms. Gillian A. Hobson of Vinson & Elkins L.L.P at 713-758-3747.

Very truly yours, INERGY MIDSTREAM, L.P.

By:	NRGM GP, LLC, its General Partner

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

NRGM FINANCE CORP.

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

cc:	Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
Via Facsimile